3
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001216458
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>01/23/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Jha, Sanjay K.
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Date of Event Requiring Statement (Month/Day/Year)
   1/23/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President,
   QUALCOMM CDMA Technologies
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 10,415              D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       04/24/07  Common Stock                 12,800     $5.45      D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       08/15/06  Common Stock                 26,000     $5.62      D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       07/16/08  Common Stock                 80,000     $7.02      D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       12/04/07  Common Stock                 77,500     $8.02      D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       05/27/09  Common Stock                 140,000    $23.94     D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       04/25/12  Common Stock                 35,000     $32.40     D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       10/17/12  Common Stock                 35,000     $35.99     D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       11/29/11  Common Stock                 100,000    $58.42     D           Direct
(right to buy)
Non-Qualified Stock Option      (7)       11/11/09  Common Stock                 80,000     $83.50     D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       11/16/10  Common Stock                 40,000     $86.00     D           Direct
(right to buy)
Phantom Stock Unit (8)          (9)                 Common Stock                 4,270                 I           by Grantor Trust
                                                                                                                   (8)
Non-Qualified Stock Option      04/26/01  04/25/06  Common Stock                 3,200      $4.66      D           Direct
(right to buy)

Explanation of Responses:

(1)
The options vest as to 6,400 shares each on the fourth and fifth anniversary of the date of grant.
(2)
The options vest as to 10,000 shares on the fourth anniversary of the date of grant and 16,000 shares on the fifth anniversary of th
e date of grant.
(3)
The options vest in five equal annual installments beginning one year after the date of grant.
(4)
The options vest as to 5,500 shares on the second anniversary of date of grant and 24,000 shares each on the third, fourth and fifth anniversary of the date of grant.
(5)
The options vest 20% on the one year anniversary of the date of grant and the remaining balance vests monthly thereafter. The option is fully vested five years after the date of grant.

(6)
The options vest 10% on the six month anniversary of the date of grant and the remaining balance vests monthly thereafter. The optio
n is fully vested five years after the date of grant.

(7)
Employee stock options granted under the Company's 1991 Stock Option Plan.  The options vest as to 1/60th of the total shares grante
d on each monthly anniversary  beginning on December 12, 1999.
(8)
The common stock issued under the terms of the Company's Executive Retirement Matching Contribution Plan, a tax conditioned plan, is exempt under Rule 16b-3.  The shares are held in a grantor trust and stock is the only permissable form of distribution under the P lan.
(9)
The rights awarded under the Company's Executive Retirement Matching Contribution Plan will be eligible for distribution upon termin ation and vest according to the following schedule: 100% at age 65 with acceleration provisions (1) at the rate of 25% per year for each subsequent year of participation, (2) after the individual reaches age 61,  or (3) if they have more than 10 years of service.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Sanjay K. Jha
DATE 01/30/03